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                            January 4, 2023

       Greg Klein
       Co-Chief Executive Officer
       TKB Critical Technologies 1
       400 Continental Blvd, Suite 600
       El Segundo, CA 90245

                                                        Re: TKB Critical
Technologies 1
                                                            Preliminary Proxy
Statement filed on Schedule 14A
                                                            Response dated
December 30, 2022
                                                            File No. 001-40959

       Dear Greg Klein:

               We have reviewed your December 30, 2022 response to our comment letter and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.
       If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 28, 2022 letter.

       Response dated December 30, 2022

       General

   1. We note your response to prior comment 1. Please tell us why the French citizenship of one of your Sponsor's
managing members does not amount to a "substantial tie with a
                                                        non-U.S. person" that
may cause you to become subject to the risks described in the comment,
notwithstanding that the member is also a U.S. citizen. Alternatively, please include risk factor
disclosure that addresses the risks described in the comment.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Joseph Ambrogi at (202) 551-4821 or Pamela Long at (202) 551-3765
       with any questions.
 Greg Klein
TKB Critical Technologies 1
January 4, 2023
Page 2



                                           Sincerely,
FirstName LastNameGreg Klein
                                           Division of Corporation Finance
Comapany NameTKB Critical Technologies 1
                                           Office of Real Estate & Construction
January 4, 2023 Page 2
cc:       Melissa Curvino, Esq.
FirstName LastName